UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Rivian Automotive, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

76954A 103

(CUSIP Number)

November 15, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Global Oryx Group Holding Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 113,934,082 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 113,934,082 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,934,082 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 106,414,600 shares of Class A common stock and 7,519,482 shares of Class A common stock underlying warrants that are exercisable at an exercise price of $5.72 per share (the “Warrants”).
(2)

Based on 868,016,915 shares of Class A common stock outstanding, which comprises 860,497,433 shares of Class A common stock outstanding upon completion of the Issuer’s initial public offering (the “Offering”), as represented by the Issuer in its final prospectus relating to the Offering filed with the Securities and Exchange Commission on November 12, 2021 (File No. 333-259992) (the “Prospectus”), plus 7,519,482 shares of Class A common stock underlying the Warrants. The 860,497,433 shares of Class A common stock outstanding upon completion of the Offering includes 707,497,433 shares of Class A common stock outstanding as of September 30, 2021, after giving effect to the reorganization transactions completed at the closing of the Offering, plus 153,000,000 shares of Class A common stock issued in the Offering (which does not reflect any exercise of the underwriters’ option to purchase 22,950,000 additional shares of Class A common stock), each as represented in the Prospectus. Does not reflect the Reporting Person’s voting power, which would be 12.0% after giving effect to the issuance of 7,825,000 shares of Class B common stock in connection with the Offering, as represented in the Prospectus.

Item 1.	(a) Name of Issuer

Rivian Automotive, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

14600 Myford Road, Irvine, California 92606

Item 2.	(a), (b) and (c) Name of Person Filing; Address of Principal Business Office; Citizenship:

Global Oryx Group Holding Company Limited is the sole and controlling owner of Global Oryx Company Limited, which holds the securities reporting herein directly. The Reporting Person is organized under the laws of the Isle of Jersey and its registered address is 15, Esplanade, St. Helier, JE1 1RB, Jersey. The Reporting Person is controlled by its board of directors.

Item 2.	(d) Title of Class of Securities

Class A common stock, par value $0.001 per share (the “Common Stock”).

Item 2.	(e) CUSIP No.:

76954A 103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership of Class A Common Stock Outstanding
Global Oryx Group Holding Company Limited	113,934,082	13.1%

On November 15, 2021 (the “Closing Date”), the Issuer reorganized its capital restructure and completed the Offering, as described in the Prospectus. In connection with the transactions completed on the Closing Date, the equity in the Issuer previously held by the Reporting Person was automatically exchanged for the securities reported herein. This Schedule 13G is being filed solely to report the Reporting Person’s ownership of Class A common stock and the Warrants upon completion of the transactions on the Closing Date. See footnotes to table on cover page for additional information regarding calculations.

The Warrants were originally issued between May 2018 and May 2020. The Warrants have a cashless exercise provision pursuant to which the Reporting Person, through its wholly-owned and controlled subsidiary, may, in lieu of payment of the exercise price in cash, surrender the warrants and receive a net amount of shares based on the fair market value of the Class A common stock at the time of exercise of the Warrants after deduction of the aggregate exercise price. The Warrants also provide for adjustments in the event of specified stock splits and reclassifications. The Warrants provide for termination upon the tenth anniversary of the date of issuance.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2021

GLOBAL ORYX GROUP HOLDING COMPANY LIMITED

By:	/s/ Sidhesh Kaul
Name:	Sidhesh Kaul
Title:	Director